
September 6, 2024

Charles N. Reeves
Chief Executive Officer
MidWest One Financial Group, Inc.
102 South Clinton Street
Iowa City, Iowa 52240

> **Re: MidWest One Financial Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 29, 2024**
> **File No. 333-281845**

Dear Charles N. Reeves:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc:     Robert Fleetwood, Esq.